Issuer Free Writing Prospectus	Registration Statement No. 333-147295
Dated September 17, 2008	Filed Pursuant to Rule 433 of the Securities Act of 1933
The reference in the article below to New York Stock Exchange should be to The Nasdaq Global Market.
Midwest Banc shares fall to all-time low
Sept. 17, 2008
(Bloomberg News) — Midwest Banc Holdings Inc., an owner of banks in the Chicago area, plummeted to its lowest value ever after the company suspended its dividend and said it would take a pretax charge of $67 million for Fannie Mae and Freddie Mac preferred stock investments.
The investments in Fannie Mae and Freddie Mac will be written down to zero, Melrose Park, Illinois-based Midwest Banc said in a regulatory filing after yesterday’s close. Preferred shares of the mortgage companies, which are now run by the U.S. government, have fallen about 90 percent in the past three months.
Midwest Banc wrote down about $17 million of its $85 million stake in Fannie and Freddie in its first quarter this year, said John B. Pelling III, the bank’s vice president of investor relations.
“We’ve noticed that our stock’s been trading on almost a one-to-one basis with Fannie and Freddie over the last few months,” Pelling said.
Midwest Banc will take a non-cash goodwill impairment charge of $80 million and suspend its third-quarter dividend, it said in the filing. The company had paid a quarterly cash dividend of 13 cents a share.
Midwest Banc slumped $1.24, or 28 percent, to $3.13 at 2:13 p.m. in New York Stock Exchange composite trading. Earlier, the shares dropped to $3.05, the lowest price in its history.
The company will offer 4.4 million depositary shares, each representing 1/100th of a share of series B noncumulative convertible perpetual preferred stock, to raise $110 million, it said in the filing.
“There’s a lot of bankers on the street,” Pelling said. “We’re going to use some of that money to fund growth via hiring a middle-market lending team and a wealth-management team.”
Midwest Banc Holdings has filed a registration statement (including prospectus and a preliminary prospectus supplement dated September 16, 2008) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (or any updates thereto) and other documents Midwest has filed with the SEC for more complete information about Midwest and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Midwest, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it copies of which may be obtained from Friedman, Billings, Ramsey & Co., Inc., 1001 19th Street North, Suite 1800, Arlington, VA 22209 and Keefe, Bruyette & Woods, Inc. at The Equitable Building, 787 Seventh Avenue, 4th floor, New York, NY 10019, Attn: Prospectus Department, or by calling 1-800-221-3246.
The depositary shares are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.